FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding the estimated profit increase in 2013 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 28, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT REGARDING THE ESTIMATED
PROFIT INCREASE IN 2013

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to the requirements of Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Cap.571, the Laws of Hong Kong).

According to Rule 11.3.1 of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, a listed company is required to announce its estimated annual results within one month after the end of its financial year (i.e., before January 31 of each year) if the annual net profit of the listed company is estimated to increase or decrease by more than 50% over the same period last year. Therefore, this announcement is also made pursuant to Rules 13.10B of the Listing Rules.

The information contained in this announcement is only a preliminary estimate of the Company and is not audited by the Company’s certified public accountants. Detailed financial information of the Company will be disclosed in the 2013 Annual Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The Company and all members of the Board of Directors hereby confirm that this announcement does not contain any false representation, misleading statement or material omission and hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility.

I.	ESTIMATED RESULTS FOR THE REPORTING PERIOD (BASED ON CHINA ACCOUNTING STANDARDS)

1.	Period to which the estimated results applies: From 1 January 2013 to 31 December 2013.

2.
Estimated results: According to the preliminary estimate by the Company, the annual net profit attributable to the Company’s shareholders in 2013 based on China Accounting Standards as compared to the same period last year is expected to increase by more than 75%. The annual net profit attributable to the Company’s shareholders based on the International Financial Reporting Standards will be different due to the adjustments from China Accounting Standards to International Financial Reporting Standards.

3.	The estimated results have not been audited or reviewed by certified public accounts.

II.	RESULTS OF THE CORRESPONDING PERIOD LAST YEAR (BASED ON CHINA ACCOUNTING STANDARDS)

1.	Net profit attributable to the Company’s shareholders: RMB5,868,651,294.

2.	Earning per share: RMB0.42.

III.	REASONS FOR THE ESTIMATED PROFIT INCREASE

The estimated profit increase was primarily due to the decrease in the domestic fuel cost in 2013.

IV.	OTHER MATTERS

The financial information above is only a preliminary estimate. Detailed financial information will be based on the audited financial information set out in its 2013 Annual Report which will be formally disclosed by the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
28 January 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:    January 28, 2014